WREN, INC.

P. O. Box 5005, PMB 42

Rancho Santa Fe, CA  92067

(858)756-0369

July 30, 2007

Mr. Joshua Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

Wren, Inc.

Form SB-2, Amendment 5

Filed on July 17, 2007

File No. 333-122185

Dear Mr. Ravitz:

This letter is in response to your verbal comments of July 20, 2007.  I have summarized your comments below followed by our response.

1.

The SEC wants to know if the perishability of the inventory has been taken into account.

RESPONSE:

The only perishable item on our golf equipment option is suntan lotion which is valued at

$168.  We believe this is not a material amount and therefore have not taken it into account.

2.

The SEC questioned why there was no interest shown for the loan to the company that originated in December.

RESPONSE:

Our loan from Tryant is non-interest bearing, therefore we have not shown any accumulated interest.  A copy of the note is enclosed.

3.

The SEC noted that the window for the raise would now extend beyond the end of our option to buy the equipment, and they want something in writing with regard to the fact that we will file an amendment if as a result of the lapsing of the option there is a fundamental change in the company’s business and disclosures.

RESPONSE:

The Company hereby certifies that it will file an amended SB-2 Registration Statement in the event our option for the purchase of golf equipment expires prior to our closing the offering and/or we have a fundamental change in our business.

If you have further comments or require additional information, please advise.

Very truly yours,

/s/ Daniel D. Drummond

Daniel D. Drummond

President

December 31, 2006

Salt Lake City, UT

$725

PROMISSORY NOTE

FOR VALUE RECEIVED, receipt of which the undersigned hereby acknowledges, the undersigned, WREN, INC. (“Borrower”), hereby promises to pay to TRYANT, LLC (“Lender”), the principal sum of $725, according to the following terms and conditions:

1.

Interest.  The principal sum of this Note shall bear simple interest at the rate of zero percent (0%) per annum.

2.

Payment.  All payments of principal and interest shall be in lawful money of the United States of America.  The entire outstanding principal and interest balance shall become due and payable on demand of the Lender.  This Note is full recourse.

3.

Application of Payments.  All payments shall be applied first to accrued interest and thereafter to outstanding principal.

4.

Prepayment.  This Note may be prepaid without penalty, in full or in part, at any time.

5.

Governing Law.  This Note shall be governed by and construed under the laws of the State of Utah as applied to agreements between Utah residents entered into and to be performed entirely within Utah.

6.

Enforcement.  Borrower shall be liable for any and all costs of the Lender in enforcing payment of this Note, including attorney’s fees.

7.

Waiver.   Borrower hereby waives demand, protest, dishonor, presentment and notice of non-payment.

Borrower

WREN, INC.

/s/ Daniel Drummond

Daniel Drummond

WREN, Inc.